UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)
_________________________
GENTIUM S.P.A.
(Name of Subject Company)
_________________________
GENTIUM S.P.A.
(Names of Persons Filing Statement)
_________________________
Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
_________________________

37250B922 (Ordinary Shares, which are not traded on U.S. markets)
37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)
_________________________

Dr. Khalid Islam
Chairman & Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
_________________________
With copies to:

Lorenzo A. Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London, E14 5DS, England +44 20 7519 7000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 24, 2013 (the "Statement") by Gentium S.p.A., a società per azioni organized under the laws of the Republic of Italy (the "Company"). The Statement relates to a tender offer by Jazz Pharmaceuticals Italy S.r.l. ("Purchaser"), an Italian società a responsabilità limitata and a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland ("Parent"), to purchase all of the outstanding ordinary shares, no par value, of the Company (the "Common Stock"), and the American Depositary Shares, each representing one share of Common Stock (the "ADSs" and, together with the Common Stock, the "Company Shares") at a purchase price of $57.00 per Company Share (without duplication for shares of Common Stock underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Share Form of Acceptance (the "Share Form of Acceptance") and the ADS Letter of Transmittal (together with the Offer to Purchase and the Share Form of Acceptance, each as may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Tender Offer Statement on Schedule TO, dated December 23, 2013 (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the SEC on December 23, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby amended by deleting the second paragraph under the heading titled "Opinion of the Company's Financial Advisor" on page 33 of the Statement in its entirety and inserting the following in lieu thereof:

"The full text of Jefferies' opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies. This opinion is attached as Annex A and is incorporated herein by reference. Jefferies' opinion was provided for the use and benefit of the Company Board (in its capacity as such) in its evaluation of the per share cash consideration payable in the Offer from a financial point of view and did not address any other aspect of the Offer. The opinion did not address the relative merits of the Offer or other transactions contemplated by the Tender Offer Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the Company's underlying business decision to engage in the Offer or the terms of the Tender Offer Agreement or the documents referred to in the Tender Offer Agreement, including, any term, aspect or implication of any support agreement or other agreements or arrangements contemplated by or resulting from the Offer or otherwise. Under the terms of its engagement, Jefferies has acted as an independent contractor, not as an agent or fiduciary. Jefferies' opinion does not constitute a recommendation as to whether any shareholder should tender Company Shares in the Offer or how any shareholder should act with respect to the Offer or any related matter. The following summary is qualified in its entirety by reference to the full text of Jefferies' opinion."

ITEM 8.   ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by replacing the table and related footnote under the heading "Financial Projections" on page 40 of the Statement with the following:

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(1)
Unlevered Free Cash Flow is a non-GAAP financial measure calculated as operating profit after taxes (assuming a consolidated tax rate of 6.6%, 17.4%, 13.7% and 22.4% for the fiscal years ending December 31, 2014, 2015, 2016 and 2017, respectively, and a consolidated tax rate of 26.7% for each of the fiscal years ending December 31, 2018 to 2023) plus depreciation & amortization and stock-based compensation, minus capital expenditures, and adjusting for changes in net working capital. For a reconciliation of unlevered free cash flow to operating profit, see the information set forth under the heading "Reconciliation of Non-GAAP to GAAP."

Item 8 is also hereby amended and supplemented by adding the following before the last paragraph under the heading "Financial Projections" on page 40 of the Statement:

"Reconciliation of Non-GAAP to GAAP.

The following table presents a reconciliation of unlevered free cash flow to operating profit:

(1)
Assumes a consolidated tax rate of 6.6%, 17.4%, 13.7% and 22.4% for each of the fiscal years ending December 31, 2014, 2015, 2016 and 2017, respectively, and a consolidated tax rate of 26.7% for each of the fiscal years ending December 31, 2018 to 2023.

The Company included Unlevered Free Cash Flow in the Projections because this measure is used by the Company's management to measure the operating performance of the business. However, Unlevered Free Cash Flow is a non−GAAP financial measure that is subject to significant limitations as an analytical tool, and readers should not consider it in isolation or as a substitute for GAAP financial measures. Among other limitations, in considering Unlevered Free Cash Flow in connection with the Projections readers should understand that Unlevered Free Cash Flow does not necessarily represent funds available for discretionary use. In addition, Unlevered Free Cash Flow, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies."

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: January 10, 2014

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